Exhibit 9.01(c)(1)

EaglePicher Holdings, Inc. and EaglePicher Incorporated

CONTACT: GERALD MILLS, (602) 794-9600

JOHN WEBER RESIGNS AS CEO OF EAGLEPICHER

     PHOENIX, Arizona, January 28, 2005 – EaglePicher Holdings, Inc. and EaglePicher Incorporated (collectively “EaglePicher”) announce John Weber has tendered his resignation effective January 26, 2005. Mr. Weber has decided to pursue other business interests, but he has agreed to assist EaglePicher in the smooth transition to its new leadership. EaglePicher expects to announce an interim Chief Executive Officer in the near future while it commences a search for a new Chief Executive Officer.

EaglePicher Incorporated, founded in 1843 and headquartered in Phoenix, Arizona, is a diversified manufacturer and marketer of innovative, advanced technology and industrial products and services for space, defense, environmental, automotive, medical, filtration, pharmaceutical, nuclear power, semiconductor and commercial applications worldwide. The company has 3,900 employees and operates more than 30 plants in the United States, Canada, Mexico and Germany. Additional information on the company is available on the Internet at www.eaglepicher.com.

EaglePicher Holdings, Inc. is the parent of EaglePicher Incorporated.

This release contains statements which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These include any statements about future business operations, financial performance or market conditions. Such forward-looking information involves risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties are discussed in Eagle-Picher Holding’s filings with the U.S. Securities and Exchange Commission.

EaglePicher™ is a trademark of EaglePicher Incorporated.

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